Exhibit (a)(5)

CONTACT:	The Altman Group, Inc. (800) 467-0821 (toll free)
FOR IMMEDIATE RELEASE
AIMCO PROPERTIES, L.P. ANNOUNCES INCREASE IN OFFER PRICE FOR TENDER OFFERS
AND EXTENSION OF EXPIRATION DATE
          DENVER, COLORADO, April 27, 2007 — AIMCO Properties, L.P. announced today that it has increased the offer price of its outstanding offers for limited partnership interests in Angeles Partners XII, Consolidated Capital Institutional Properties/2 and Shelter Properties II as summarized in the chart below. In accordance with the terms of the offers, the increased consideration will be paid for all units accepted for payment pursuant to each offer, whether or not the units were tendered prior to the increase in consideration.
          AIMCO Properties, L.P. has also extended the expiration date of its outstanding offers for limited partnership interests in Angeles Income Properties, Ltd. II, Angeles Partners XII, Consolidated Capital Institutional Properties/2, Century Properties Fund XIV and Shelter Properties II. The expiration date for each offer has been extended to midnight, New York City time, on May 30, 2007. The offers were previously scheduled to expire on April 27, 2007.
          As summarized below, AIMCO Properties L.P. reported, based on information provided by the Information Agent for the offers, the approximate number of units tendered in each offer as of the close of business on April 26, 2007.

	Approximate Number	Original Offer	Current Offer
Offer	of Units Tendered	Price	Price
Angeles Income Properties, Ltd. II	676	$106.07	$106.07
Angeles Partners XII	47	$412.16	$500.00
Consolidated Capital Institutional Properties/2	6,260.70	$6.53	$9.25
Century Properties Fund XIV	301	$30.72	$30.72
Shelter Properties II	60	$550.00	$600.00

          For further information, please contact The Altman Group, Inc. at (800) 467-0821 (toll free), which is acting as the Information Agent for the Offers.